SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D
Amendment No. 2
__________________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mitel Networks Corporation
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

N/A
(CUSIP Number)

Jose Medeiros
President and Chief Operating Officer
Wesley Clover Corporation
555 Legget Drive
Tower B, Suite 534
Kanata, Ontario, Canada K2K 2X3
(613) 271-6305
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copy to:
Riccardo Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, P. O. Box 258
Toronto, Ontario, Canada M5K 1J5
(416) 777-4700

August 15, 2007
(Date of Event which Requires Filing of this Statement)
__________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. - N/A	13D	Page 2 of 11

(1)	Name of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only) Dr. Terence H. Matthews
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ❒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	❒
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 11,441,175
(8)	Shared Voting Power 163,345,403
(9)	Sole Dispositive Power 11,441,175
(10)	Shared Dispositive Power 163,345,403
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 174,786,578
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	❒
(13)	Percent of Class Represented by Amount in Row (11) 77.8%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. - N/A	13D	Page 3 of 11

(1)	Name of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only) Wesley Clover Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☒ (b)❒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	❒
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 163,345,403
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 163,345,403
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 163,345,403
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	❒
(13)	Percent of Class Represented by Amount in Row (11) 76.6%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. - N/A	13D	Page 4 of 11

(1)	Name of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only) Celtic Tech Jet Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ❒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	❒
(6)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
(8)	Shared Voting Power 4,555,169
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 4,555,169
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,555,169
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	❒
(13)	Percent of Class Represented by Amount in Row (11) 2.1%
(14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D (this "Statement") is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews"), Wesley Clover Corporation ("Wesley Clover") and Celtic Tech Jet Limited ("Celtic" and, together with Dr. Matthews and Wesley Clover, the "Reporting Persons"), relating to common shares without par value (the "Common Shares") of Mitel Networks Corporation, a corporation existing under the laws of Canada (the "Issuer").  This Statement amends and supplements the initial statement on Schedule 13D, filed on July 14, 2005, and Amendment No. 1 as filed on May 5, 2006 (as amended, the "Original Statements") by the Reporting Persons.  The Original Statements are hereby amended and supplemented as follows.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

In contemplation of the Issuer acquiring all of the outstanding stock of Inter-Tel (Deleware), Incorporated (the "Merger"), Wesley Clover agreed to convert 40,897,750 Class B Convertible Preferred shares, Series 1 (the "Series B Shares") into Common Shares and receive an additional 27,892,484 Common Shares, as more fully described in Item 6 hereto; and, Dr. Matthews agreed to sell 15,000 Common Share Purchase Warrants (the "Warrants") to the Issuer.

The Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)       As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)

Dr. Matthews	174,786,578 (2)(4)	77.8%
Wesley Clover	163,345,403 (3)(4)	76.6%
Celtic	4,555,169	2.1%

(1)
Calculated based on 213,272,400 Common Shares outstanding as of August 31, 2007.  However, for purposes of computing Dr. Matthews' percentage ownership, the number of outstanding Common Shares is deemed to include all Common Shares that Dr. Matthews has a right to acquire beneficial ownership of within 60 days of the date of this Statement pursuant to Rule 13d-3 under the Exchange Act.

(2)
Calculated based on (i) 158,790,234 Common Shares owned by Wesley Clover, (ii) 4,555,169 Common Shares owned by Celtic, (iii) 1,143,404 Common Shares subject to options and warrants held by Dr. Matthews that are currently exercisable or exercisable within 60 days, and (iv) 13,500 Class 1 Shares (as defined below) held by Dr. Matthews that were convertible into 10,297,771 Common Shares at August 31, 2007[1]

(3)	Calculated based on (i) 158,790,234 Common Shares owned by Wesley Clover and (ii) 4,555,169 Common Shares owned by Celtic.

(4)
Dr. Matthews owns 100% of Wesley Clover and Wesley Clover owns 100% of Celtic.  Pursuant to Rule 13d-3 under the Exchange Act, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by both Wesley Clover and Celtic and Wesley Clover may be deemed the beneficial owner of all of the Common Shares owned by Celtic.

(b)       Dr. Matthews

Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 11,441,175 Common Shares (1,143,404 Common Shares issuable upon exercise of options and warrants that are exercisable within 60 days and 13,500 Class 1 Shares held by Dr. Matthews that were convertible into 10,297,771 Common Shares at August 31, 2007).

Dr. Matthews has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 163,345,403 Common Shares.  These shares are comprised of all of the Common Shares directly owned by Wesley Clover and Celtic.

Wesley Clover

Wesley Clover has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 163,345,403 Common Shares.

Wesley Clover does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

Celtic

Celtic has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,555,169 Common Shares.

[1]
The Class 1 Shares are subject to an 8% accretion rate which would result in the 13,500 Class 1 Shares being increased to 13,725 Class 1 Shares at October 31, 2007 which would be convertible into 10,428,539 Common Shares at such date.

Celtic does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

(c)        During the last 60 days, other than as reported herein,  there were no transactions in the Common Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement.

Warrant Repurchase, Voting and Conversion Agreement

Pursuant to the Warrant Repurchase, Voting and Conversion Agreement, dated August 15, 2007 (attached to this Schedule as Exhibit 9), in contemplation of the Merger, Wesley Clover agreed to convert the Series B Shares into Common Shares and receive an additional 27,892,484 Common Shares in accordance with the Issuer's articles of amendment (the "Articles").

Under the Warrant Repurchase, Voting and Conversion Agreement, Dr. Matthews agreed to sell the Warrants to the Issuer for cancellation prior to and conditional upon the closing of the Merger.  The aggregate purchase price of the 15,000 Warrants was equal to US$20,000,000 set out as follows: payment of US$6,500,000; the issuance of 13,500 Class 1 Shares of the Issuer; and, warrants to acquire 1,022,996 Common Shares at an exercise price of US$1.32 per share.

The Reporting Persons agreed to vote (or cause to be voted) under the Warrant Repurchase, Voting and Conversion Agreement the Common Shares or Series B Shares of the Issuer held by them in favour of amending the Articles to: (a) create a new class of shares in the capital of the Issuer, the Class 1 convertible preferred shares (the "Class 1 Shares")2 and, (b) to delete from the Articles the class A convertible preferred shares and class B convertible preferred shares, together with all designated series thereof.  The Reporting Persons waived their rights of dissent or appraisal with respect to such approvals.

[2]	The Articles of Amendment establishing the terms of the Class 1 Shares are attached as Schedule B to the Shareholders Agreement (attached to this Schedule as Exhibit 11).

Pursuant to the Warrant Repurchase, Voting and Conversion Agreement, and conditional upon repurchase of the Warrants and closing of the Merger, the Reporting Persons agreed to terminate: (a) the amended Shareholders Agreement originally dated April 23, 2004 among the Issuer, the Reporting Persons and certain other shareholders of the Issuer; and, (b) the Registration Rights Agreement dated April 23, 2004 among the Issuer, the Reporting Persons and certain other shareholders of the Issuer.  This termination agreement is attached to this Schedule as Exhibit 10.

Shareholders Agreement

Pursuant to the Warrant Repurchase, Voting and Conversion Agreement, and conditional upon the closing of the Merger, the Reporting Persons agreed to become parties to the shareholders agreement, dated August 16, 2007, entered into by the Issuer, EdgeStone Capital Equity Fund II-B GP, Inc. as agent for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors, and EdgeStone Capital Equity Fund II Nominee, Inc. as nominee for EdgeStone Capital Equity Fund II-A, L.P. and its parallel investors ("EdgeStone"), Power Technology Investment Corporation, Arsenal Holdco I, S.A.R.L. and Arsenal Holdco II, S.A.R.L. ("Francisco Partners") and Morgan Stanley Principal Investments, Inc. (the "Shareholders Agreement") (attached to this Schedule as Exhibit 11).

Pursuant to the Shareholders Agreement, the parties agreed to vote their respective shares to cause the Issuer to act in compliance with the provisions of the Shareholders Agreement and in particular to vote to approve any Transfer (as defined therein) which is permitted and otherwise made in compliance with the Shareholders Agreement and to cause the board of directors to be composed of nine members.

Registration Rights Agreement

Pursuant to the Warrant Repurchase, Voting and Conversion Agreement, and conditional upon the closing of the Merger, the Reporting Persons agreed to become parties to the registration rights agreement, dated August 16, 2007, entered into by the Issuer, Francisco Partners, Morgan Stanley Principal Investments, Inc., and EdgeStone (the "Registration Rights Agreement") (attached to this Schedule as Exhibit 12).

Pursuant to the Registration Rights Agreement, the Issuer covenanted to make certain arrangements pertaining to the registration and/or qualification of the shares held by the parties under the applicable securities laws of the United States and /or Canada.

Warrant Transfer Agreement

Pursuant to the transfer agreement between Wesley Clover and Dr. Matthews, dated May 14, 2007, (attached to this Schedule as Exhibit 13) Wesley Clover  transferred the Warrants to Dr. Matthews in exchange for US$20,000,000 (the "Warrant Transfer Agreement").  The consideration was satisfied by a demand promissory note dated May 14, 2007.

Series B Shares Transfer Agreement

Pursuant to the transfer agreement between Dr. Matthews and Wesley Clover, dated May 14, 2007, (attached to this Schedule as Exhibit 14) Dr. Matthews transferred the Series B Shares to Wesley Clover for a price set at the fair market value of such shares (the "Series B Shares Transfer Agreement").  The price was satisfied by the issue of 40,897,750 First Preferred Shares Class K of Wesley Clover.  The Series B Shares Transfer Agreement contains a price adjustment clause.  This clause indicates that if the price is different from the fair market value upon assessment or reassessment of the parties, the price shall be adjusted accordingly and retroactively.

Letter Agreement

Pursuant to the agreement between Dr. Matthews and Mary E. Mills, dated February 6, 2004, (attached to this Schedule as Exhibit 15) Dr. Matthews granted to Mrs. Mills a warrant to purchase 200,000 Common Shares.  On July 31, 2007, Dr. Matthews extended the term of the agreement to expire on August 1, 2012 and confirmed that the exercise price will be C$1 per Common Share (the "Letter Agreement").  The warrant to purchase granted by Dr. Matthews relate to Common Shares owned, directly or indirectly, by Dr. Matthews.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 1:	Joint Filing Agreement, dated as of September 28, 2007, among Dr. Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited.

Exhibit 9:
Amended and Restated Warrant Repurchase, Voting and Conversion Agreement, dated August 15, 2007, between Wesley Clover Corporation, Dr. Terence H. Matthews, Celtic Tech Jet Limited and Mitel Networks Corporation (the "Warrant Repurchase, Voting and Conversion Agreement").

Exhibit 10:
Termination Agreement, dated August 16, 2007, between Mitel Networks Corporation, EdgeStone, Zarlink Semiconductor Inc., Power Technology Investment Corporation, Wesley Clover Corporation, Dr. Terrance H. Matthews and Celtic Tech Jet Limited (the "Termination Agreement").

Exhibit 11:
Shareholders Agreement, dated August 16, 2007, between Mitel Networks Corporation, EdgeStone, Power Technology Investment Corporation, Dr. Terrance H. Matthews, Wesley Clover Corporation, Celtic Tech Jet Limited, Francisco Partners, and Morgan Stanley Principal Investments, Inc. (the "Shareholders Agreement").

Exhibit 12:
Registration Rights Agreement, dated August 16, 2007, between Mitel Networks Corporation, Francisco Partners, Morgan Stanley Principal Investments, Inc., EdgeStone, Dr. Terrance H. Matthews, Wesley Clover Corporation, and Celtic Tech Jet Limited (the "Registration Rights Agreement").

Exhibit 13:	Transfer Agreement, dated May 14, 2007, between Wesley Clover Corporation and Dr. Terence H. Matthews (the "Warrant Transfer Agreement").

Exhibit 14:	Transfer Agreement, dated May 14, 2007, between Terence H. Matthews and Wesley Clover Corporation (the "Series B Shares Transfer Agreement").

Exhibit 15:	Letter Agreement, dated July 31, 2007, between Dr. Terence H. Matthews and Mary E. Mills (the "Letter Agreement").

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

By:	/s/ Dr. Terence H. Matthews
	Name:	Dr. Terence H. Matthews

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

WESLEY CLOVER CORPORATION

By:	/s/ Jose Medeiros
	Name:	Jose Medeiros
	Title:	President and Chief Operating Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

CELTIC TECH JET LIMITED

By:	/s/ Jose Medeiros
	Name:	Jose Medeiros
	Title:	President